Exhibit 99.1

Sapiens Reports Second Quarter 2018 Financial Results

Ongoing Operational Improvements Deliver Margin Expansion

Holon, Israel, August 7, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights:

●	Revenue totaled $72.2 million, an increase of 4.5% compared to last year. Non-GAAP revenue increased 4.9% from the same period in the prior year to $72.5 million.

●	Operating income totaled $4.9 million, up from an operating loss of $2.9 million last year. Non-GAAP operating income improved to $9.6 million, up from $3.2 million the same period in the prior year.

●	Operating margin improved to 6.8% as compared to (4.3%) last year. Non-GAAP operating margin improved 850 basis points to 13.2%, compared to 4.7% last year.

●	Net income attributable to Sapiens’ shareholders totaled $2 million, up from a net loss of $3.6 million last year. Non-GAAP net income attributable to Sapiens’ shareholders increased to $6.4 million from $1.9 million in the same period last year.

●	GAAP Diluted earnings per share attributed to Sapiens’ shareholders of $0.04 comparted to $(0.07) per diluted share in the second quarter last year.

●	Non-GAAP diluted earnings per share of $0.13 per diluted share compared to $0.04 per diluted share in the second quarter last year.

●	Cash and cash equivalents of $59.2 million, and total debt of about $78 million as of June 30, 2018.

“In the second quarter, we continued to advance towards our key objectives of, expanding our P&C business in EMEA, and North America, while improving profitability,” said Roni Al-Dor, president and CEO, Sapiens. “Our enhanced digital insurance offering along with our proven products and personnel are winning new business, particularly with our P&C platforms, where we are expanding our business with new and existing clients and building our pipeline for future growth. Due to efficiency and cost cutting programs and effectively leveraging our global assets, we expanded margins and improved profitability in the quarter. This quarter’s results demonstrate our ability to expand market leadership, particularly in the areas with the greatest client demand in the insurance market: digitalization, data analytics, and legacy transformation.”

Mr. Al-Dor concluded: “Based on the strength of our first half growth and our outlook for the remainder of the year, we are raising our 2018 full year guidance for non-GAAP revenues of $285 to $290 million, up from prior guidance of $280 to $285 million.

We now expect full-year 2018 non-GAAP operating margins in the range of 13.0% - 13.2%, compared to our previous guidance of 12.0%-13.0%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 7, 2018 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

●	North America (toll-free): + 1-888-281-1167

●	International: +972-3-918-0644

●	UK: 0-800-917-9141

●	The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until August 14, 2018, as follows:

●	North America: 1-888-254-7270; International: +972-3-925-5918

●	A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments, as well as the impact of one-time adjustment to our deferred taxes as a result of the U.S. Tax Cuts and Job act 2017.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	72,164	69,049	143,159	125,583
Cost of revenue	45,305	45,740	89,272	83,128

Gross profit	26,859	23,309	53,887	42,455

Operating expenses:
Research and development, net	8,633	8,952	17,780	15,147
Selling, marketing, general and administrative	13,298	17,343	26,482	31,931
Total operating expenses	21,931	26,295	44,262	47,078

Operating income (loss)	4,928	(2,986)	9,625	(4,623)

Financial expense, net	1,316	709	2,154	1,147
Taxes and other expenses (income), net	1,483	(109)	2,514	58

Net income (loss)	2,129	(3,586)	4,957	(5,828)

Attributable to non-controlling interest	115	(8)	107	(38)

Net income (loss) attributable to Sapiens’ shareholders	2,014	(3,578)	4,850	(5,790)

Basic earnings per share	0.04	(0.07)	0.10	(0.12)

Diluted earnings per share	0.04	(0.07)	0.10	(0.12)

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,785	49,124	49,779	49,086

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,998	49,124	50,033	49,086

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	72,542	69,167	143,627	125,701
Cost of revenue	42,105	42,778	82,906	78,842

Gross profit	30,437	26,389	60,721	46,859

Operating expenses:
Research and development, net	9,926	10,802	20,250	18,062
Selling, marketing, general and administrative	10,936	12,370	22,033	23,882
Total operating expenses	20,862	23,172	42,283	41,944

Operating income	9,575	3,217	18,438	4,915

Financial expense, net	1,316	709	2,154	917
Taxes and other expenses	1,762	589	3,488	925

Net income	6,497	1,919	12,796	3,073

Attributable to non-controlling interest	115	(8)	107	(38)

Net income attributable to Sapiens’ shareholders	6,382	1,927	12,689	3,111

Basic earnings per share	0.13	0.04	0.25	0.06

Diluted earnings per share	0.13	0.04	0.25	0.06

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,785	49,124	49,779	49,086

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,998	49,887	50,033	49,906

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	72,164	69,049	143,159	125,583
Valuation adjustment on acquired deferred revenue	378	118	468	118
Non-GAAP revenue	72,542	69,167	143,627	125,701

GAAP gross profit	26,859	23,309	53,887	42,455
Valuation adjustment on acquired deferred revenue	378	118	468	118
Amortization of capitalized software	1,152	1,235	2,407	2,256
Amortization of other intangible assets	2,048	1,727	3,959	2,030
Non-GAAP gross profit	30,437	26,389	60,721	46,859

GAAP operating income (loss)	4,928	(2,986)	9,625	(4,623)
Gross profit adjustments	3,578	3,080	6,834	4,404
Capitalization of software development	(1,293)	(1,850)	(2,470)	(2,915)
Amortization of other intangible assets	706	-	1,628	951
Stock-based compensation	499	456	1,086	911
Compensation related to acquisition and acquisition-related costs	1,157	617	1,735	2,287
Restructuring and cost reduction plan	-	3,900	-	3,900
Non-GAAP operating income	9,575	3,217	18,438	4,915

GAAP net income (loss) attributable to Sapiens’ shareholders	2,014	(3,578)	4,850	(5,790)
Operating income adjustments	4,647	6,203	8,813	9,538
Loss on sales of Marketable Securities	-	-	-	230
Tax and other	(279)	(698)	(974)	(867)
Non-GAAP net income attributable to Sapiens’ shareholders	6,382	1,927	12,689	3,111

Summary of NON-GAAP Financial Information

U.S. dollars in thousands (except per share amounts)

	Three months ended				Six months ended
	June 30				June 30
	2018		2017		2018		2017
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	72,542	100%	69,167	100%	143,627	100%	125,701	100%
Gross profit	30,437	41.9%	26,389	38.2%	60,721	42.3%	46,859	37.6%
Operating profit	9,575	13.2%	3,217	4.7%	18,438	12.8%	4,915	3.9%
Net income to shareholders	6,382	8.8%	1,927	2.8%	12,689	8.8%	3,111	2.5%
Adjusted EBITDA	10,385	14.3%	4,179	6.0%	20,330	14.1%	6,753	5.4%

Basic earnings per share	0.13		0.04		0.25		0.06
Diluted earnings per share	0.13		0.04		0.25		0.06

Non-GAAP Revenues by Geographic Breakdown

U.S. dollars in thousands

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

North America	34,606	31,035	31,580	32,780	28,544
Europe	32,518	34,479	29,789	28,984	31,418
Asia Pacific	3,305	3,439	3,817	5,750	3,912
South Africa	2,113	2,132	7,262	6,340	5,293

Total	72,542	71,085	72,448	73,854	69,167

Adjusted EBITDA Calculation

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

GAAP operating profit (loss)	4,928	(2,986)	9,625	(4,623)

Non-GAAP adjustments:
Amortization of capitalized software	1,152	1,235	2,407	2,256
Amortization of other intangible assets	2,754	1,727	5,587	2,981
Capitalization of software development	(1,293)	(1,850)	(2,470)	(2,915)
Stock-based compensation	499	456	1,086	911
Compensation related to acquisition and acquisition-related costs	1,157	617	1,735	2,287
Restructuring and cost reduction plan	-	3,900	-	3,900
Valuation adjustment on acquired deferred revenue and long term contract	378	118	468	118

Non-GAAP operating profit	9,575	3,217	18,438	4,915

Depreciation	810	962	1,892	1,838

Adjusted EBITDA	10,385	4,179	20,330	6,753

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	59,207	71,467
Trade receivables, net	55,313	53,226
Other receivables and prepaid expenses	7,723	6,280

Total current assets	122,243	130,973

LONG-TERM ASSETS
Property and equipment, net	9,228	10,695
Severance pay fund	4,161	4,547
Goodwill and intangible assets, net	235,658	223,729
Other long-term assets	3,957	3,675

Total long-term assets	253,004	242,646

TOTAL ASSETS	375,247	373,619

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	3,696	7,044
Current maturities of Series B Debentures	9,898	-
Accrued expenses and other liabilities	43,259	46,612
Deferred revenue	22,798	16,513

Total current liabilities	79,651	70,169

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	68,478	78,281
Deferred tax liabilities	9,251	9,171
Other long-term liabilities	8,202	8,271
Accrued severance pay	5,118	5,500

Total long-term liabilities	91,049	101,223

REDEEMABLE NON-CONTROLLING INTEREST	1,353	1,353

EQUITY	203,194	200,874

TOTAL LIABILITIES AND EQUITY	375,247	373,619

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2018	2017
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	4,957	(5,828)
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,886	7,075
Amortization of premium, accrued interest and loss on sales of marketable securities	-	509
Stock-based compensation related to options issued to employees	1,086	911

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(2,416)	(3,236)
Deferred tax assets	(300)	(1,662)
Other operating assets	(886)	928
Trade payables	(4,853)	(512)
Other operating liabilities	(4,968)	1,595
Deferred revenues	6,888	7,241
Severance pay	56	30

Net cash provided by operating activities	9,450	7,051

Cash flows from investing activities:
Purchase of property and equipment	(879)	(1,102)
Proceeds from sales of marketable securities	-	35,369
Payments for business acquisition, net of cash acquired	(17,893)	(94,951)
Capitalized software development costs	(2,470)	(2,915)

Net cash used in investing activities	(21,242)	(63,599)

Cash flows from financing activities:
Proceeds from employee stock options exercised	128	385
Loan received, net of repayment of loan	(27)	37,974
Dividend to non-controlling interest	(47)	-

Net cash provided by financing activities	54	38,359

Effect of exchange rate changes on cash and cash equivalents	(522)	3,697

Decrease in cash and cash equivalents	(12,260)	(14,492)
Cash and cash equivalents at the beginning of period	71,467	60,908

Cash and cash equivalents at the end of period	59,207	46,416

Debentures Covenants

As of June 30, 2018, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity equal to $203 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) bellow 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to 8.62%.